

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3030

May 12, 2009

Via Facsimile and U.S. Mail

Richard C. Coggins
Chief Financial Officer
Span-America Medical Systems, Inc.
70 Commerce Center
Greenville, South Carolina 29615

> **Re:** **Span-America Medical Systems, Inc.**
> **Form 10-K for the fiscal year ended September 27, 2008**
> **File No. 0-11392**

Dear Mr. Coggins:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended September 27, 2008

Note 1 – Significant Accounting Policies, page 40

Revenue Recognition, page 41

1.      We note from your disclosure page 44 that your accrued vendor rebates were $410,990 as of September 27, 2008.  Please tell us and revise future filings to disclose the nature and extent of any rebates you offer.  Explain how you account for any such rebates.

Note 11 – Impairment of Safety Catheter Assets, page 48

2.      We note that you have classified your safety catheter business as a discontinued operation as of September 27, 2008. We further note your disclosure regarding the "degree of uncertainty associated with the potential sale of these assets."    Please revise MD&A in future filings to discuss the status of any potential sale of these assets.  Additionally please tell us how your safety catheter business met the criteria under paragraph 30 of SFAS 144 for classification as a discontinued operation.

Exhibit 31.1 and 31.2

3.      We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title. Please note this comment also applies to your Form 10-Q for the quarter ended December 27, 2008.


        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·       the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·       staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·       the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,


Kevin L. Vaughn
Accounting Branch Chief